ALEF AERONAUTICS INC

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Alef Aeronautics Inc.
San Mateo, California

We have reviewed the accompanying financial statements of Alef Aeronautics Inc (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' deficit, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 11, 2026
Calabasas, CA 91302

ALEF AERONAUTICS INC
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	761,618	$	1,950,152
Total Current Assets		**761,618**		**1,950,152**
Right-of-Use Asset		9,560		63,707
Total Assets	$	**771,178**	$	**2,013,859**
LIABILITIES AND STOCKHOLDERS' EQUITY/DEFICIT				
Current Liabilities:				
Lease Liability, current portion	$	9,560	$	54,146
Other Current Liabilities		19,635		19,635
Total Current Liabilities		**29,195**		**73,781**
Contract Liability – Customer Deposits (Non-Current)		1,360,588		1,320,813
Simple Agreement for Future Equity		196,500		-
Lease Liability, net of current portion		-		9,560
Total Liabilities		**1,586,283**		**1,404,154**
STOCKHOLDERS' DEFICIT				
Common Stock		1,754		1,754
Series Seed Preferred Stock		674		674
Series Seed-1 Preferred Stock		728		728
Series Seed-2 Preferred Stock		819		819
Series Seed-3 Preferred Stock		908		866
Additional Paid in Capital		8,653,803		8,402,150
Accumulated Deficit		(9,473,791)		(7,797,286)
Total Stockholders' Deficit		**(815,105)**		**609,705**
Total Liabilities and Stockholders' Deficit	$	**771,178**	$	**2,013,859**

See accompanying notes to financial statements.

ALEF AERONAUTICS INC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	526,755	1,486,838
Research and Development	1,133,227	10,400
Selling and Marketing	16,043	27,136
Total Operating Expenses	**1,676,025**	**1,524,374**
Operating Loss	**(1,676,025)**	**(1,524,374)**
Interest Expense	3,980	6,820
Fair Value in Excess of Stated Value of SAFEs	(3,500)	-
Other Loss/(Income)	-	(114)
Loss Before Provision for Income Taxes	**(1,676,505)**	**(1,531,080)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (1,676,505)**	**$ (1,531,080)**

See accompanying notes to financial statements.

ALEF AERONAUTICS INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(in , $US)	Common Stock Shares	Amount	Series Seed Preferred Stock Shares	Amount	Series Seed-1 Preferred Stock Shares	Amount	Series Seed-2 Preferred Stock Shares	Amount	Series Seed-3 Preferred Stock Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance—December 31, 2023	1,753,500	$ 1,754	674,424	$ 674	728,367	$ 728	819,419	819	630,172	$ 630	$ 7,078,097	$ (6,266,206)	$ 816,496
Issuance of stock									236,054	236	1,318,855		1,319,091
Share-Based Compensation											5,198		5,198
Net Loss												(1,531,080)	(1,531,080)
Balance—December 31, 2024	1,753,500	1,754	674,424	674	728,367	728	819,419	819	866,226	866	8,402,150	$ (7,797,286)	$ 609,705
Issuance of stock	-	-	-	-	-	-	-	-	41,676	42	238,658.60		238,700.28
Share-Based Compensation											12,994		12,994
Net Loss												(1,676,505)	(1,676,505)
Balance—December 31, 2025	1,753,500	$ 1,754	674,424	$ 674	728,367	$ 728	819,419	819	907,902	$ 908	$ 8,653,803	$ (9,473,791)	$ (815,105)

See accompanying notes to financial statements.

ALEF AERONAUTICS INC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,676,505)	$ (1,531,080)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Share-Based Compensation	12,994	5,198
Fair Value in Excess of Stated Value of SAFEs	(3,500)	-
Changes in Operating Assets and Liabilities:		
Contract Liability – Customer Deposits (Non-Current)	39,776	188,749
Net Cash Used In Operating Activities	**(1,627,235)**	**(1,337,133)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	238,700	1,319,091
Proceeds from Issuance of Simple Agreement for Future Equity	200,000	-
Net Cash Provided by Financing Activities	**438,700**	**1,319,091**
Change in Cash	**(1,188,534)**	**(18,042)**
Cash —Beginning of The Year	1,950,152	1,968,194
Cash—End of The Year	**$ 761,618**	**$ 1,950,152**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 3,980	$ 6,820
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Alef Aeronautics Inc. was incorporated on January 4, 2016, in the State of Delaware under the name Armada Aeronautics Inc. On December 8, 2022, the Company changed its name to Alef Aeronautics Inc. On December 8, 2022, the Company changed the name to Alef Aeronautics Inc. The financial statements of Alef Aeronautics Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Mateo, California.

Alef Aeronautics Inc. is a U.S.-based technology company focused on the development of advanced air mobility vehicles, specifically road-drivable flying cars. The company designs and develops fully electric vehicles capable of operating both on public roads and in the air through vertical takeoff and landing (VTOL) technology.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024 and 2023, the Company's cash & cash equivalents exceeded FDIC insured limits by $387,812 and $1,296,861, respectively

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is currently in the pre-revenue stage and has not recognized revenue to date.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> *Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

> *Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

> *Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $16,043 and $27,136, which is included in sales and marketing expenses.

SAFE Agreements
The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:
- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2025	2024
Payroll Payable	17,808	17,808
Other Current Liabilities	1,827	1,827
Total Other Current Liabilities	$ 19,635	$ 19,635

Contract Liability – Customer Deposits consist of the following:

As of December 31,	2025	2024
Customer Deposits	1,360,588	1,320,813
Total Contract Liability – Customer Deposits (Non-Current)	$ 1,360,588	$ 1,320,813

Contract liabilities consist primarily of refundable deposits received from customers who place preorders for the Company's Alef Model A vehicle. Customers may place reservations by paying a deposit, which ranges from approximately $150 for a general reservation to $1,500 for a priority reservation. These deposits are refundable until a definitive purchase agreement is executed and therefore do not represent earned revenue. Accordingly, the Company records such amounts as contract liabilities (customer deposits) until either the deposits are refunded to the customer or applied toward the purchase price upon execution of a definitive sales agreement and satisfaction of the related performance obligations.

4.   LEASES

The Company has an operating leases for business premises located in Hanson Court, Milpitas, California. The Company's leases have terms maturing through 2026. Monthly payments is $4,800. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2025 and 2024 were 9.09% and 8.91%, respectively.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2025 are as follows:

As of December 31,		2025
2026	$	9,600
2027		-
2028		-
2029		-
Thereafter		
Present Value Discount		(40)
Total	$	**9,560**

Cash paid for amounts included in the measurement of operating lease liabilities was $57,600 and $48,000 for the years ended December 31, 2025 and 2024, respectively.

5.   DEBT

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31, 2025	2024
SAFE - 2025	2025	$ 140,000,000	$ 100,000	80%	$ 100,000	$ -
SAFE - 2025	2025	not set	500,000	80%	100,000	-
Fair Value in Excess of Stated Value of SAFEs					$ (3,500)	
Total SAFE(s)			$ 600,000		$ 196,500	$ -

If an Equity Financing occurs prior to the termination of the SAFE, upon the initial closing of such Equity Financing the SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. In connection with such conversion, the Investor will execute the same transaction documents entered into by purchasers of Standard Preferred Stock in the financing, subject to customary exceptions applicable to SAFE investors. If a Liquidity Event occurs prior to the termination of the SAFE, the Investor will be entitled to receive a portion of the proceeds, payable immediately prior to or concurrent with the consummation of the Liquidity Event, equal to the greater of: (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If a Dissolution Event occurs prior to the termination of the SAFE, the Investor will be entitled to receive a portion of the proceeds equal to the Cash-Out Amount, payable immediately prior to the consummation of the Dissolution Event. In the event of a Liquidity Event or Dissolution Event, the SAFE is intended to operate similarly to standard non-participating preferred stock. The Investor's right to receive the Cash-Out Amount is:
(i) Junior to the payment of outstanding indebtedness and creditor claims, including convertible promissory notes (to the extent such notes are not converted into capital stock);

(ii) Pari passu with payments to other SAFEs and/or Preferred Stock, with proceeds distributed pro rata if insufficient to satisfy all such claims; and

(iii) Senior to payments to holders of Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

6. SHARE BASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 382,205 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	**177,277**	**$ 2.26**	**-**
Granted	7,000		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2024	**184,277**	**$ 2.26**	**7.06**
Exercisable Options at December 31, 2024	**184,277**	**$ 2.26**	**7.06**
Granted	17,500	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2025	**201,777**	**$ 2.26**	**6.06**
Exercisable Options at December 31, 2025	**201,777**	**$ 2.26**	**6.06**

The Company recognizes compensation expense for stock based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2025 and 2024, the Company recognized stock-based compensation expense of $12,994 and $5,198, respectively.

7.   EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 5,265,817 shares of common stock with par value of $0.001. As of December 31, 2025, and 2024, 1,753,500 shares of common stock have been issued and were outstanding.

Series Seed Preferred Stock
The Company is authorized to issue 674,424 shares of preferred stock with par value of $0.001. As of December 31, 2025, and 2024, 674,424 shares of preferred stock have been issued and outstanding.

Series Seed-1 Preferred Stock
The Company is authorized to issue 728,367 shares of Series Seed-1 Preferred Stock with par value of $0.001. As of December 31, 2025, and 2024, 728,367 shares of Series Seed-1 Preferred Stock have been issued and were outstanding.

Series Seed-2 Preferred Stock
The Company is authorized to issue 819,419 shares of Series Seed-2 Preferred Stock with par value of $0.001. As of December 31, 2025, and 2024, 819,419 shares of Series Seed-2 Preferred Stock have been issued and were outstanding.

Series Seed-3 Preferred Stock
The Company is authorized to issue 907,902 shares of Series Seed-3 Preferred Stock with par value of $0.001. As of December 31, 2025, and 2024, 907,902 shares of Series Seed-3 Preferred Stock have been issued and were outstanding.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (500,269)	$ (455,471)
Valuation Allowance	500,269	455,471
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (1,391,061)	$ (890,792)
Valuation Allowance	1,391,061	890,792
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,661,733. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

There are no related party transactions As of December 31, 2025 and 2024.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,676,024, an operating cash outflow of $1,627,234 and liquid assets in cash of $761,618, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

12. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.